Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

 New York, New York 10036

October 28, 2013

VIA EDGAR

Michael Clampitt Securities and Exchange Commission Division of Corporate Finance 100 F Street, N.E. Washington, DC 20549-7010

Re: Wentworth Financial Holdings Inc. (CIK No. 0001580185);

Registration Statement on Form S-1 Filed October 7, 2013

Dear Mr. Clampitt:

On behalf of JGWPT Holdings Inc. (the “Company”), enclosed please find a copy of changed pages from a draft of Amendment No. 1 to the Registration Statement on Form S-1 filed on October 7, 2013 (the “Registration Statement”) marked to show changes from the Registration Statement.

The changes reflected in the draft include those made in response to the comments of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of October 21, 2013 (the “Comment Letter”). The draft also includes other changes that are intended to update, clarify and render more complete the information contained therein.

Set forth below are the Company’s responses to the Staff’s comments. The headings and paragraph numbers of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Amendment.

Michael Clampitt, Esq.

Securities and Exchange Commission

October 28, 2013

Registration Statement on Form S-1

Prospectus cover page

1.	Revise the second paragraph to add a sentence at the end that states, “These purchases of Common Interests will reduce the Company’s equity by $ ___ and will reduce the book value per share of Class A purchasers by __%”. The purchase price will be at a premium of __% to the book value per share of the Common Interest.

We respectfully advise the Staff that the Company’s purchase of JGWPT Common Interests with a portion of the proceeds of this offering will not reduce the Company’s equity. In response to the Staff comment, we have disclosed on page 14 of the Registration Statement the dilution that will be experienced by IPO investors as compared to the cash amount that certain of the existing Common Interestholders will receive for selling Common Interests to the Company in connection with this offering.

2.	Revise the third paragraph to add to the end of the first sentence, “… whom currently hold ___ Common Interests.”

In response to the Staff’s comment, we have revised the disclosure on the cover page of the Registration Statement accordingly.

3.	Revise the fourth paragraph to clarify that no Class B shares will be sold to JGWPT Holdings Inc. for any of the Common Interests purchased as part of this offer whether they are newly issued Common Interests or currently outstanding Common Interests including any purchased from any overallotment option.

In response to the Staff’s comment, we have revised the disclosure on the cover page of the Registration Statement accordingly.

JGWPT Holdings, LLC

4.	Revise the first paragraph to disclose the following:

•	Common Interestholders received a $476 million distribution in 2013;

•	The reason(s) for the $476 million distribution;

•	After the distribution the Company had $36 million in equity and over $100 million in negative tangible equity; and,

•	The cash out by selling Common Interestholders as part of this offering will result in additional $__ reduction in equity that will partially offset the increased capital received as part of this offering.

We have revised the disclosure on page 10 of the Registration Statement accordingly.

Michael Clampitt, Esq.

Securities and Exchange Commission

October 28, 2013

JGWPT Holdings Inc.

5.	Revise the first paragraph to disclose the number of and book value per Interest prior to this Offering, the number of and book value per Interest after creation of the newly issued Interests to be purchased in the Offering, and the number of and book value per Class A share after the transactions contemplated by this offering.

We respectfully advise the Staff that the book value per Common Interest before and after the offering is equivalent to the book value per Class A Share because the former is exchangeable for the latter on a one-for-one basis. We have revised the disclosure on page 60 of the Registration Statement to include the book value of the Class A Shares before and after the offering and the dilution to new investors as a result of the difference between the offering price per Class A Shares and the book value of the Class A Shares.

6.	Revise to disclose the additional cash out amount of the Common Interestholders in this offering.

We have revised the disclosure on page 14 of the Registration Statement to indicate that the selling Common Interestholders will receive an aggregate of $47.1 million of the net proceeds of the IPO in exchange for selling an aggregate of 2,200,000 Common Interests to the Company.

7.	Revise to disclose that no fairness opinion was sought nor was one obtained for the purchase of the Common Interests from existing JWPGT Holding, LLC.

In response to the Staff’s comment, we have revised the disclosure on the page 14 of the Registration Statement accordingly.

8.	Revise the penultimate bullet on page 9 (marked copy) to disclose the material terms of the warrants; such as, expiration date of the warrant, exercise price, transferability, and any other material terms. Additionally, revise the Description of Capital Stock section elsewhere in the prospectus to add disclosures for the warrants. Finally, advise the staff as to the exemption to be used for the issuance of the warrants, Class C shares, and Class B shares, as well as the facts relied upon to make the exemption available, including the number of holders involved.

We have revised the disclosure on page 10 to disclose the expiration date, the exercise price and non-transferability of the warrants. When we file Amendment No. 2 to the Registration Statement, we will include in the Description of Capital Stock a description of all material terms of the warrants.

We advise the Staff that the formulas for the financial terms of the warrants and the number of underlying shares to be issued to PGHI Corp. have been fixed since PGHI Corp. became a party to the operating agreement of JGWPT Holdings LLC in July 2011. Therefore, PGHI Corp. is not making any further investment decision with respect to the warrants or the underlying shares in connection with this offering.

Michael Clampitt, Esq.

Securities and Exchange Commission

October 28, 2013

An aggregate of approximately 11,753,161 Class B Shares are being offered and sold to Common Interestholders other than PGHI Corp. Of these holders, less than 35 are not persons whom the Company reasonably believes are accredited investors. The Class B Shares are being sold for their $0.00001 par value, or an aggregate of $117.53. As a result, the offer and sale of Class B Shares is exempt from registration pursuant to Rule 505 of Regulation D.

The Transactions, page 11

9.	Expand to address the fairness of these transactions particularly the purchase of JGWPT common interests with the proceeds, the exchange of JGWPT common interests for A shares and the tax receivable agreement.

In response to comments 1, 5, 6 and 7, we have revised the disclosure to address the fairness of the purchases of Common Interest with a portion of the offering proceeds. Because the Common Interests and Class A Shares will be entitled to equivalent economic interests in the Company on a consolidated basis, we respectfully advise the Staff that we believe the exchange of Common Interests for Class A Shares on a one-for-one basis represent exchanges based on fair value. We also believe that the benefits to which Common Interestholders will be entitled pursuant to the tax receivable agreement are fairly allocated to them because the cash tax savings realized by the Company will only be realized as a result of their own exchanges of Common Interests for Class A Shares.

Exhibits

10.	Please provide all exhibits, including the opinions, with your next amendment to facilitate the staff’s review.

We plan to provide several of the remaining exhibits in connection with the filing of Amendment No. 2 to the Registration Statement. We will provide any outstanding exhibits as soon as possible thereafter.

Michael Clampitt, Esq.

Securities and Exchange Commission

October 28, 2013

Please telephone the undersigned at (212) 735-3416 if you have any questions or

Very truly yours,

/s/Andrea L. Nicolas____________

Andrea L. Nicolas

cc:	Michael Volley, Securities and Exchange Commission

Jessica Livingston, Securities and Exchange Commission

Mike Volley, Securities and Exchange Commission

Amit Pande, Securities and Exchange Commission

Stephen Kirkwood, Wentworth Financial Holdings Inc.